MANAGEMENT'S DISCUSSION AND ANALYSIS

MAY 13, 2016

The following Management’s Discussion and Analysis (“MD&A”) summarizes Concordia Healthcare Corp.’s (“Concordia” or the “Company”, or “we” or “us” or “our”) consolidated operating results and cash flows for the three months ended March 31, 2016 with comparative prior periods and the Company’s balance sheet as at December 31, 2015. The MD&A was prepared as of May 13, 2016 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three months ended March 31, 2016 and the financial statements and MD&A for the year ended December 31, 2015. Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per UK Pound Sterling (£)
As at, and for the periods ended	Spot	Average
October 21 to December 31, 2015	1.4745	1.5042
January 1, 2016 to March 31, 2016	1.4395	1.4321

On April 29, 2016 the shareholders approved changing the name of the Company from Concordia Healthcare Corp. to Concordia International Corp. The name change is expected to be implemented in the second quarter of 2016.

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Information Form dated March 23, 2016 available on SEDAR at www.sedar.com, Concordia’s Annual Report on form 40-F and other documents filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Selected Quarterly Financial Information”, “Results of Operations” and “Non-IFRS Financial Measures”.

Forward-looking Statements
Certain statements contained in this MD&A constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management (“Management”). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

Concordia Management Discussion and Analysis	Page 2

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	changes in regulatory rules or practices in the U.S. or in other jurisdictions in which the Company sells products;

•
the inclusion of the Company’s products on formularies or the Company’s ability to achieve favourable formulary status, as well as the impact on the price of the Company’s products in connection therewith; and

•	the acquisition and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other things:

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key strategic alliances, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions;

•	the ability of the Company to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	the development and clinical testing of products under development;

•	the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration (“FDA”) or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products; and

Concordia Management Discussion and Analysis	Page 3

•	the ability of the Company to successfully market its products and services; and

•
the United Kingdom not exiting from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  A vote by the United Kingdom electorate in favour of the United Kingdom’s exit from the European Union in the forthcoming in-or-out 'Brexit' referendum, could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced in the Company’s filings with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 23, 2016, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Forward-looking statements contained in this MD&A are based on management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management of the Company has included the above summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.
Company Overview and Business Segments
Concordia is an international specialty pharmaceutical company, owning, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre.

Concordia Management Discussion and Analysis	Page 4

The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s shares are listed on the Toronto Stock Exchange under the symbol “CXR” and the NASDAQ Global Select Market® under the symbol “CXRX”.
Concordia North America
Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the AMCo group of companies acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 190 molecules are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Orphan Drugs
The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, the Company, through its subsidiaries, acquired the orphan drug, Photofrin® through the acquisition of Pinnacle Biologics Inc. (“Pinnacle”) in 2013. Today, Photofrin® is owned by Concordia Laboratories Inc. S.à r.l (“CLI”) and is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Global sales (outside the United States) are through the Barbados branch of CLI. All distribution in the United States is through Pinnacle.
Corporate
Represents certain centralized costs including costs associated with Concordia’s head office in Canada and costs associated with being a public reporting entity.
Recent Events
Product Acquisitions
On May 12, 2016, Concordia entered into an agreement to acquire four products and the associated global rights through its wholly owned subsidiaries Mercury Pharma Group Limited and Amdipharm Mercury International Limited. The product rights acquired provide treatments for depression, urticaria and anemia. The purchase price of the acquisition will consist of an initial payment of £21 million funded through cash on hand, and up to a maximum of £7 million in earn-out payments that would be payable in the first quarter of 2017 if certain performance and supply targets are achieved. The transaction is expected to close on or about May 31, 2016.
The Amdipharm Mercury Limited Acquisition
On October 21, 2015 (the “AMCo Closing Date”), the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of AMCo (the “AMCo Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”). For a description of AMCo, please see “Company Overview and Business Segments – Concordia International”.
The AMCo Acquisition provided Concordia with a diversified portfolio of more than 190 off-patent molecules, entry into new therapeutic areas such as endocrinology, ophthalmology and urology, and an international platform with access to over 100 countries.
Concordia, through its wholly-owned subsidiary, acquired AMCo for total consideration of $3.11 billion including cash consideration of approximately £800 million (with a value at closing of $1.24 billion), 8.49 million common shares of the Company (with a value at closing of $230.8 million) and daily interest of £272,801 (with a value at closing of $47.7 million) that accrued from June 30, 2015 to October 21, 2015. In addition, the Company will pay to the Vendors a maximum cash earn-out of £144 million (fair value $206.5 million) based on

Concordia Management Discussion and Analysis	Page 5

AMCo’s future gross profit over a period of 12 months from October 1, 2015. The Company has an option, which can be exercised by it prior to September 30, 2016, to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount would accrue interest daily at a rate of 8% per annum. For further information regarding the AMCo Acquisition, refer to note 4 of the unaudited condensed Interim consolidated financial statements for the three months ended March 31, 2016.
The Covis Acquisition
On April 21, 2015, the Company completed the acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”).  The drug portfolio acquired from Covis (the “Covis Portfolio”) included products that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, the Company sold three of the injectable products acquired from Covis, Fortaz®, Zantac® and Zinacef®, for $10 million and $1 million for purchased inventory.
The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Covis Portfolio. The Company paid for the acquisition through a mix of term loans, bonds and equity as further described below. For further information regarding the Covis Acquisition, refer to note 4 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016.
Results of Operations

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015	Change	%
Revenue	228,535	34,113	194,422	570%
Gross profit	159,852	30,284	129,568	428%
Gross profit %	70%	89%
Adjusted gross profit (1)	178,495	30,284	148,211	489%
Adjusted gross profit % (1)	78%	89%
Total operating expenses	99,934	20,479	79,455	388%
Operating income, continuing operations	59,918	9,805	50,113	511%

Income taxes	(1,613)	499	(2,112)	-423%
Net income (loss), continuing operations	(4,801)	3,786	(8,587)	-227%

Earnings (loss) per share, from continuing operations
Basic	(0.09)	0.13	(0.22)	-169%
Diluted	(0.09)	0.12	(0.21)	-175%

Earnings (loss) per share, including discontinuing operations
Basic	(0.10)	0.20	(0.30)	-150%
Diluted	(0.10)	0.19	(0.29)	-153%

EBITDA (1)	108,952	17,840	91,112	511%
Adjusted EBITDA (1)	140,848	19,266	121,582	631%
Adjusted EPS (1)	1.35	0.54	0.81	150%
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.
Revenue for the first quarter of 2016 increased by $194,422, or 570% compared to the corresponding period in 2015. The increase was primarily due to $139,913 of revenues from the Concordia International segment acquired on October 21, 2015 and $56,751 from the Covis

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Portfolio acquired on April 21, 2015, both of which are not included in the comparative period. Refer to the Segment Revenue and Gross Profit section for further discussion on segmental and product performance.
Gross profit for the first quarter of 2016 increased by $129,568, or 428% compared to the corresponding period in 2015. The increase was primarily due to the timing of the AMCo Acquisition and Covis Acquisition during 2015. The gross profit is impacted by an inventory fair value adjustment of $18,643 increasing the cost of sales due to a fair value adjustment on the acquisition of AMCo. Adjusted gross profit for the first quarter of 2016, which represents gross profit removing the impact of the fair value adjustment as described above, increased by $148,211, or 489% compared to the corresponding period in 2015. Total adjusted gross profit includes $74,635 from the Concordia North America segment, $101,888 from the Concordia International segment and $1,972 from the Orphan Drugs segment, which are further discussed in the segment performance section of this MD&A.
The change in gross profit and adjusted gross profit percentage in the current quarter compared to the corresponding period in 2015 reflects the impact of lower margins related to the Concordia International business segment, offset in part by higher margins associated with certain products included in the Concordia North America business segment.
Operating income for the first quarter of 2016 compared to the corresponding period in 2015 increased by $50,113, or 511% primarily due to increased gross profit from the Concordia International segment and the Covis Portfolio, partially offset by the increased operating expenses reflecting the increased size and scale of the Company’s business.
The net loss of $4,801 from continuing operations for the first quarter of 2016 and EPS loss of $0.09 per share is after deducting increased amortization expense and higher interest and accretion expenses associated with intangible assets and related financing for the business combinations in 2015.
Adjusted EBITDA for the quarter of $140,848 was $121,582 or 631% stronger than the same quarter in 2015. Contribution of Adjusted EBITDA by segment was $65,356 from Concordia North America, $82,272 from Concordia International, offset by losses of $587 from Orphan Drugs. In addition the Company incurred $6,193 of Corporate costs related to the Corporate Head Office.
Adjusted EPS for the first quarter of 2016 was $1.35 per share compared with $0.54 per share in the corresponding period in the prior year mainly as a result of the higher adjusted net income as described on page 18 of this MD&A generated from the AMCo Acquisition and the Covis Acquisition. Earnings (loss) per share, from continuing operations, basic and diluted of $(0.09) is based on a calculation of net loss as described above divided by basic and diluted weighted average number of shares.
Segment Revenue and Gross Profit
Concordia North America

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015	Change	%
Revenue	85,948	31,033	54,915	177%
Cost of sales	11,313	3,380	7,933	235%
Gross profit	74,635	27,653	46,982	170%
Gross profit %	87%	89%
Revenue for the first quarter of 2016 increased by $54,915 or 177% compared to the corresponding period in 2015, primarily due to $56,751 revenue related to products and authorized generic contracts acquired from Covis on April 21, 2015. Our two primary products owned for the entire 2015 year, Donnatal® and Zonegran®, both showed increases in revenue in the first quarter of 2016 over the corresponding period in 2015.  Revenue from Donnatal® increased by 11%, which was driven primarily by volume growth.  Revenue from Zonegran® increased by 12%, which was due to increased pricing which offset a decline in volume for that product. These increases are partially offset by the impact of the discontinuation of royalty revenue related to generic Kapvay®.
Cost of sales for the first quarter of 2016 increased by $7,933, or 235% compared to the corresponding period in 2015, primarily due to costs associated with revenue related to the acquisition of the Covis Portfolio acquired on April 21, 2015.
Gross profit for the first quarter of 2016 increased by $46,982 or 170% compared to the corresponding period in 2015, primarily due to additional gross profit margin from the Covis Portfolio acquired on April 21, 2015, offset by higher Medicaid claims quarter over quarter and the impact of the lower royalty revenue as described above.

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Gross profit % decreased by 200 bps. The decrease was due to mix impact attributed to stronger performance in lower margin authorized generics and branded sales with higher rebates and therefore lower margins.
Concordia International

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015	Change	%
Revenue	139,913	—	139,913	100%
Cost of sales	56,668	—	56,668	100%
Gross profit	83,245	—	83,245	100%
Gross profit %	59%	—
Adjusted Gross Profit (1)	101,888	—	101,888	100%
Adjusted Gross Profit %	73%	—
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.
The Concordia International segment represents the results of AMCo. The AMCo business was acquired during October 2015 and therefore no results are reported in the comparative period. Results for Concordia International have been converted from GBP to USD using an average rate of 1.4321 GBP/USD.
Orphan Drugs

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015	Change	%
Revenue	2,674	3,080	(406)	-13%
Cost of sales	702	449	253	56%
Gross profit	1,972	2,631	(659)	-25%
Gross profit %	74%	85%
Revenue for the first quarter of 2016 declined by $406, or 13% compared to the corresponding period in 2015. Orphan Drugs revenue declined primarily due to a $293 reduction in distribution revenue in Europe from Ethyol® included in the first quarter of 2015, which is no longer distributed by the Company.
Cost of sales for the first quarter of 2016 increased by $253 compared to the corresponding period in 2015. The cost of sales increase is primarily due to increased quality assurance stability and validation testing cost incurred in the current quarter.
Gross profit for the first quarter of 2016 declined by $659, or 25% compared to the corresponding period in 2015 reflecting the net impact of the revenue and cost of sales factors described above.

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Corporate and other costs
The following table details expenses from the Company's Corporate cost centre and other operating costs from the business segments:

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015	Change	%
General and administrative	15,467	4,917	10,550	215%
Selling and marketing	13,313	3,013	10,300	342%
Research and development	8,867	3,088	5,779	187%
Share-based compensation	8,357	897	7,460	832%
Acquisition related, restructuring and other	3,548	2,854	694	24%
Interest and accretion	68,341	8,478	59,863	706%
Change in fair value of purchase consideration	3,357	633	2,724	430%
Amortization of intangible assets	46,595	5,035	41,560	825%
Depreciation	430	42	388	924%
Foreign exchange gain	(2,009)	(409)	(1,600)	391%
Unrealized gain on foreign exchange forward contract	—	(2,549)	2,549	-100%
Total	166,266	25,999	140,267	539%
Notes: Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the first quarter of 2016 were $10,550, or 215% higher compared to the corresponding period in 2015, which is reflective of the increased size and scale of the Company’s business. General and administrative expenses for the quarter were 6.8% as a percentage of revenue in the quarter and 14.4% as a percentage of revenue for the same quarter in 2015, representing a declining trend as the business continues to grow.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Concordia North America, Concordia International and Orphan Drugs segments. These costs have increased by $10,300 or 342% due to the expansion of Concordia’s product portfolio from 6 core products in the first quarter of 2015 to over 200 products and the related selling and marketing efforts of the Concordia North America and Concordia International segments.
Research and Development Expenses
Research and development expenses reflect non-capitalized costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the first quarter of 2016 were $5,779, or 187% higher, compared to the corresponding period in 2015 due to costs incurred at the Concordia International segment for product expansion efforts and the costs associated with the Concordia North America segment.
Share Based Compensation
The share based compensation expense relates to the fair value of share-based option and restricted share unit (“RSU”) awards to employees, management and directors of the Company. Share based compensation during the quarter was $8,357. The increase of expense of $7,460 impacted of a grant of 1,009,000 stock options to AMCo senior management on December 11, 2015 as part of a long term compensation and retention program, as well as certain RSU's issued in the first quarter of 2016.
Under the long-term incentive plan discussed in the December 31, 2015 financial statements, the Company authorized for issuance during the period a total of 423,929 RSUs with market prices between $26.43 and $29.92 with vesting terms over 3 years.
The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and March 24, 2016 with a market prices on the date of authorisation of $37.07 and $26.43 respectively. The vesting terms and conditions have not yet been determined by the Company’s board of directors and the board has reserved the right to reduce the number of these performance based RSUs prior to the finalization of vesting terms and conditions.  Given these circumstances the Company has determined that as of March 31, 2016 there is no

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shared understanding of the terms and conditions of the arrangement. As such, the Company is not able to reliably estimate the fair value of these awards, and accordingly the Company has not recorded an expense for these performance based RSUs in the three month period ended March 31, 2016.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain Performance Based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain Performance Based RSUs.
Acquisition related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the first quarter of 2016 were $3,548, representing an increase of 24% from the first quarter of 2015. Costs incurred during the quarter primarily related to the Concordia International segment. These costs primarily relate to restructuring and integration costs associated with the Concordia International segment, including costs related to alignment of contract manufacturing and distribution arrangements.
Interest and Accretion
Interest and accretion expense for the first quarter of 2016 was $68,341, representing an increase of $59,863 from the first quarter of 2015. The interest and accretion expense for the quarter was comprised primarily of the following amounts:

•
Cash paid and accrued interest expense of $60,463 was substantially higher due to the increases in long term debt arising from the acquisition of the Covis Portfolio and the AMCo Acquisition during 2015 which transactions occurred after March 31, 2015 and as a result the incremental debt and debt service period is not included in the comparative period;

•
Total non-cash accretion and amortization of deferred financing costs of $7,571 recorded during the quarter. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

•	Other interest expense of $307.
Changes in Fair Value Adjustments
The change in the fair value of purchase consideration recorded during the quarter ended March 31, 2016 was a loss of $3,357 as a result of movements in the fair value of the purchase consideration due to discounting and a change in estimates and expected payouts.
Amortization of Intangible Assets
Amortization of intangible assets during was $41,560 higher in the first quarter of 2016 compared to the corresponding period in 2015 due to additional amortization on intangible assets acquired as part of the Covis Portfolio and AMCo acquisitions in April and October 2015 which occurred after the end of the comparative period. The expense in the first quarter of 2016 of $46,595 comprised of the following amounts:

•
Amortization related to acquired product rights and manufacturing processes was $38,224 for the quarter ended March 31, 2016. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives, which range from fifteen to thirty-five years. Amortization of acquired product rights and manufacturing processes increased due to increased intangible assets related to the acquisitions of the Covis Portfolio and AMCo totaling $3.2 billion over the prior quarter;

•
Amortization related to intellectual property was $410 for the quarter ended March 31, 2016, consistent with $410 in the first quarter of 2015. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts was $7,877 for the quarter ended March 31, 2016. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization of $84 related to other software amortization was recorded in the quarter ended March 31, 2016.
Foreign Exchange Gain
Foreign exchange gain for the quarter ended March 31, 2016 was $2,009 arising primarily from operations within the Concordia International segment.

Concordia Management Discussion and Analysis	Page 10

Selected Quarterly Financial Information
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.

For the three months ended (in $000’s, except per share amounts)	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014
Revenue	228,535	191,908	93,005	75,198	34,113	39,487	32,251	20,324
Gross profit	159,852	115,727	84,953	68,966	30,284	35,124	28,480	16,726
Adjusted Gross profit (1)	178,495	149,659	84,953	68,966	30,284	35,124	28,480	16,726
Operating income	59,918	1,852	44,520	24,274	9,805	13,454	12,842	(1,410)
Net income (loss), continuing operations	(4,801)	(31,455)	1,496	(3,252)	3,786	2,320	10,872	(2,317)

Cash	178,516	155,448	670,548	137,250	32,639	42,770	30,945	32,708
Total assets	5,197,586	5,282,259	2,460,116	1,938,452	582,927	592,700	587,323	490,135
Total liabilities	4,111,596	4,126,051	1,430,919	1,378,661	321,232	335,150	332,314	246,010

EBITDA (1)	108,952	50,087	53,368	31,387	17,840	22,853	13,221	(981)
Adjusted EBITDA (1)	140,848	120,121	71,376	54,924	19,266	25,222	19,208	9,689

Earnings (Loss) per share
Basic	(0.09)	(0.64)	0.04	(0.10)	0.13	0.08	0.38	(0.09)
Diluted	(0.09)	(0.64)	0.04	(0.10)	0.12	0.08	0.36	(0.09)
Adjusted (1)	1.35	1.24	1.37	1.11	0.54	0.68	0.57	0.31
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures.”
During the periods presented within the table above, the business has undergone significant growth as described within the Recent Events section of this MD&A, as a result of significant business acquisitions. This has caused significant growth over the quarters presented above. Management has focused their analysis on comparing to the most recent quarters presented above in order to describe current trends that have occurred within the business.
Revenues in the first quarter of 2016 were $228,535 and consisted of $85,948 related to Concordia North America, $139,913 related to Concordia International and $2,674 related to Orphan Drugs. The increase in revenue when compared to the fourth quarter of 2015 was driven by the increase in Concordia North America revenue of $11,724 or 16%, and an increase in the Concordia International segment revenue of $24,192 or 21%. Concordia North America's revenue increases were primarily due to the timing of certain orders for Lanoxin® and higher Plaquenil® authorized generic revenue from the Company's authorized generic partner. Concordia International's revenue increases were primarily due to the fourth quarter including only 72 days of operations subsequent to the AMCo Acquisition.
Gross profit and adjusted gross profit in the first quarter of 2016 increased by $44,125 and $28,836 respectively compared to the fourth quarter of 2015. The increase in gross profit and adjusted gross profit is primarily due to the full quarter results from the Concordia International segment. The adjusted gross profit increase is lower than the gross profit increase as the first quarter of 2016 includes $18,643 of inventory fair value adjustments related to the AMCo Acquisition, compared to the fourth quarter of 2015 which includes $33,932 of inventory fair value adjustments due to the AMCo Acquisition and the Covis Acquisition.
Net loss from continuing operations for the first quarter of 2016 compared to the fourth quarter of 2015, decreased by $27 million mainly attributable to a decrease of acquisition, restructuring and other related costs of $34 million which did not occur in the first quarter of 2016. This impact was mainly offset by a full quarter of amortization, general and administration, selling and marketing and research and development costs related to the Concordia International segment. The first quarter of 2016 also included a full quarter of interest costs associated with the AMCo Acquisition.

Concordia Management Discussion and Analysis	Page 11

Adjusted EBITDA in the first quarter of 2016 of $140,848 consisted of $65,356 related to Concordia North America, $82,272 related to Concordia International, ($587) related to Orphan Drugs and ($6,193) related to Corporate expenses. The increase of $20,727 compared to the fourth quarter of 2015 is primarily due to the full quarter results from the Concordia International segment.
Balance Sheet Analysis

(in $000’s)	Mar 31, 2016	Dec 31, 2015	Change
			$	%
Working capital	311,961	290,980	20,981	7%
Long-lived assets	4,665,753	4,800,064	(134,311)	-3%
Other current liabilities	316,983	318,157	(1,174)	—%
Long-term liabilities	3,574,741	3,616,679	(41,938)	-1%
Shareholder's equity	1,085,990	1,156,208	(70,218)	-6%
Working capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, and provisions. The $20,981 increase in working capital from December 31, 2015 to March 31, 2016 is primarily due to the following factors:

•	Cash and cash equivalents increased by $23,068 as a result of cash flow from operations (refer to Liquidity and Capital Resource section of the MD&A); and

•
Accounts receivable increased by $43,629. Concordia International accounts receivable increased $11,215 due to increased sales during February and March 2016 when compared to November and December 2015. Concordia North America accounts receivable increased $32,026 as a result of timing of orders within the quarter as well as a change in sales mix during the first quarter of 2016 compared to the fourth quarter of 2015 with a higher proportion of authorized generics revenue which have longer payment terms.

Offset primarily by:

•
Inventory decreased by $14,470. Concordia International inventory decreased by $19,567 primarily due to a non-cash fair value adjustment recorded in cost of goods sold during the first quarter of 2016. This decrease in inventory is offset by Concordia North America’s inventory holdings increasing by $5,022 as a result of receiving a large delivery of product during the quarter; and

•
Accounts payable and accrued liabilities increased by $28,734. The increase in accounts payable and accrued liabilities is primarily due to the increase in interest payable of $31,170 due to the interest on the Company's senior notes being paid semi-annually, in April and October for the 7% senior notes, and June and December for the 9.5% senior notes, of each year. This is partially offset by ordinary business course trading movements within accounts payable and accrued liabilities.

Long-lived assets
Long-lived assets consist of fixed assets, intangible assets, goodwill and deferred income tax assets. The $134,311 decrease in long-lived assets from December 31, 2015 to March 31, 2016 is primarily due to the following factors:

•
A $89,016 decrease due to foreign exchange translation of the Concordia International segment as a result of the movement in the GBP/USD exchange rate from 1.4745 at December 31, 2015 to 1.4395 at March 31, 2016; and

•	Intangible amortization recorded during the period of $46,595.
Offset primarily by:

•	Intangible asset additions during the first quarter of 2016 of $2,559.
Other current liabilities
Other current liabilities consist of dividends payable, income taxes payable, the current portion of long-term debt and purchase consideration payable. The $1,174 decrease from December 31, 2015 to March 31, 2016 is primarily due to the following factors:

•
The current portion of purchase consideration payable decreased by $13,605 due to $22,079 of repayments made related to the Focus purchase consideration during the quarter (refer to Note 18 of Unaudited Condensed Interim Consolidated Financial

Concordia Management Discussion and Analysis	Page 12

Statements for the three months ended March 31, 206), offset by $8,474 of purchase consideration now presented as a current liability as this amount is due during the first quarter of 2017.
Offset primarily by:

•	A $5,401 income taxes payable increase primarily due to the current period expense of $8,707, offset by $1,835 income taxes paid during the first quarter of 2016; and

•
The current portion of long-term debt increased by $7,029 as the required principal repayments due on the Company’s term loans commencing in the first quarter of 2016 increases from 0.25% to 0.675% in the first quarter of 2017.

Long term liabilities
Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, other liabilities and deferred income tax liabilities. The $41,938 decrease in long term liabilities from December 31, 2015 to March 31, 2016 is primarily due to the following factors:

•
A decrease of $4,988 in purchase consideration payable due to purchase consideration due in the first quarter of 2017 now presented as a current liability, offset by the unwinding of discount on the long term liability;

•
The long-term portion of debt decreased by $22,273 due to approximately $5,197 of principal repayments, an increase of $7,029 to the current portion as a result of increased contractual repayments on the Company’s term loans and $17,500 foreign exchange impact on the Company’s GBP term loan, offset by the impact of $7,571 accretion of deferred financing costs; and

•	A $14,694 decrease to the deferred income tax liability primarily due to the amortization of intangible assets acquired in recent business combinations and the impact of foreign exchange.
Shareholders equity
Shareholders’ equity decreased by $70,218 from the fourth quarter of 2015 to the first quarter of 2016. The decrease is primarily related to:

•	A $7,092 net change in equity for share based compensation expense, issuance of options, vesting of RSUs and related tax expense.
Offset primarily by:

•	Dividends paid during the quarter of $3,826;

•	A net loss for the quarter of $5,159; and

•	A net foreign exchange impact of $68,325 from the translation of Concordia International and the GBP denominated loan.
Liquidity and Capital Resources
Sources and uses of Cash

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015
Cash from Operating Activities	91,888	4,620
Cash used in Investing Activities	(3,489)	(904)
Cash used in Financing Activities	(62,574)	(10,219)
Total	25,825	(6,503)
The Company's business continues to generate sustained cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital and non-cash items. The Company intends to use cash on hand and cash flows generated from operating activities in order to fund future acquisitions, and settle debt and other obligations as they become due, over the next two years as described in the following Lending Arrangements and Debt section of this MD&A. Beyond the two years as more significant debt obligations become due, the Company will consider cash from operating activities and other sources of debt refinancing the Company may require at that time.
Cash used in investing activities represents primarily cash used for capital asset additions within the Concordia International segment.
Cash used in financing activities is comprised of a $5,062 settlement of deferred financing fees, $5,197 of planned principal repayment on long term debt, $18,655 for contingent consideration within the Concordia International segment, $29,941 of interest payments during the quarter and a dividend payment of $3,825 representing a $0.075 per common share distribution.

Concordia Management Discussion and Analysis	Page 13

Cash Management
The Company believes that cash on hand in addition to cash flows generated from ongoing operations provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.
As at March 31, 2016, the Company held cash of $178,516 excluding $2,823 cash in discontinued operations, which is classified as part of other assets, and up to $200 million, subject to compliance with certain debt incurrence covenants, is available from an undrawn secured revolving credit facility, which provides further flexibility to meet any unanticipated cash requirements.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception, Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Company’s board of directors (the “Board of Directors”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.
Lending Arrangements and Debt
The composition of long-term debt was as follows:

(in $000’s)	Mar 31, 2016	Dec 31, 2015
Term Loan
USD term loan	1,027,657	1,026,977
GBP term loan	685,485	703,214
Rovolver	—	—
Bridge Facilities	117,594	117,035
October 2015 Notes (9.5%)	764,939	764,342
7% Senior Notes	710,407	709,758
Total carrying value	3,306,082	3,321,326
Amounts shown above represent long term debt principal net of financing fees deferred and amortized over the debt term.
As at March 31, 2016, approximately 69% of the Company’s debt had a maturity date beyond 5 years assuming an estimate of the minimum required annual excess cash flow sweep. In addition the Company has available, under the terms of its credit agreement, a secured revolving loan of up to $200 million that has not been drawn.

Details of the lending arrangements are further disclosed in the notes to the condensed interim consolidated financial statements for the first quarter of 2016.

The following table presents repayments of long-term debt principal, interest payments on long-term debt and purchase consideration on an undiscounted basis:

Concordia Management Discussion and Analysis	Page 14

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	4,686	4,686	16,402	231,906	838,384	2,433,193	3,529,257
Interest on long-term debt	61,271	61,877	122,353	242,349	648,404	304,067	1,440,321
Purchase consideration	578	32,389	217,931	5,011	12,293	36,983	305,185
Total	66,535	98,952	356,686	479,266	1,499,081	2,774,243	5,274,763

(1)
Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (as described in note 11 (a) within the unaudited condensed Interim consolidated financial statements for the three months ended March 31, 2016).

Contractual Obligations and Purchase Consideration
Contractual Obligations
The Company had the following commitments under operating leases, relating to rental commitments for its international office locations, aircraft lease and computer and electronic equipment leases:

(in 000’s)	$
2016	2,607
2017	3,381
2018	3,157
2019	2,586
2020	403
Thereafter	322
Total	12,456
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of Concordia Pharmaceuticals Inc.’s (“CPI”) (as defined below) payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the terms of the Covis Acquisition purchase agreement the Company guaranteed the payments due by CPI of CPI’s obligations under the purchase agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the AMCo Acquisition, the Company guaranteed the obligations of the purchaser under the agreement and related transaction documents.
Purchase Consideration

Concordia Management Discussion and Analysis	Page 15

(in $000’s)	Mar 31, 2016	Dec 31, 2015
Due to former owners of AMCo	198,560	199,661
Concordia International purchase consideration	44,282	63,353
Concordia North America purchase consideration	31,507	29,928
Total	274,349	292,942
The purchase consideration due to the former owners of AMCo was part of the consideration paid for the acquisition of AMCo. The Company is obligated to pay the Vendors of AMCo a maximum cash earn-out of £144 million based on AMCo’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. Management has estimated the full amount of this earn-out will be paid in the fourth quarter of 2016 and has recorded the discounted value of $198,560 as at March 31, 2016. The decrease of this liability of $1,100 is due to $4,968 of foreign exchange translation of the GBP denominated liability offset by the unwinding of discounting of $3,868.
Prior to the AMCo Acquisition, both the legacy businesses of Concordia and AMCo had certain purchase consideration liabilities associated with prior acquisitions. These arrangements are described in note 18 of the unaudited interim consolidated financial statements by each type of arrangement. Management makes estimates and uses key assumptions in arriving at the fair value of purchase consideration at each reporting period and records changes in fair value in the statement of income in the period the changes occur.
Related Party Transactions
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $30 during the quarter ended March 31, 2016 and $4 during the quarter ended March 31, 2015. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
Compensation for directors and key management, consisting of salaries, bonuses, other benefits and director fees to key management personnel and directors for the three month period ended March 31, 2016 amounted to $1,240 (2015 – $871). Share based compensation expense recorded for key management and directors, for the three month period ended March 31, 2016 amounted to $3,337 (2015 – $147).

Non IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

Concordia Management Discussion and Analysis	Page 16

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015
Gross profit per financial statements	159,852	30,284
Add back: Fair value adjustment to acquired inventory	18,643	—
Adjusted Gross profit	178,495	30,284
EBITDA
EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

For the three months ended (in $000’s)	Mar 31, 2016	Mar 31, 2015
Net (loss) from continuing operations	(4,801)	3,786

Interest and accretion	68,341	8,478
Income taxes	(1,613)	499
Depreciation	430	42
Amortization of intangible assets	46,595	5,035
EBITDA	108,952	17,840

Fair value adjustment to acquired inventory	18,643	—
Acquisition related, restructuring and other	3,548	2,854
Share-based compensation	8,357	897
Change in fair value of purchase consideration	3,357	633
Foreign exchange gain	(2,009)	(409)
Unrealized gain on foreign exchange forward contract	—	(2,549)
Adjusted EBITDA	140,848	19,266

Concordia Management Discussion and Analysis	Page 17

Adjusted Net Income and EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

For the three months ended (in $000’s, except per share amounts)	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014

Weighted average number of fully diluted shares (1)	51,762,381	49,752,148	35,248,353	33,950,472	30,584,951	30,439,316	30,127,443	27,826,313
Net income (loss), continuing operations	(4,801)	(31,455)	1,496	(3,252)	3,786	2,320	10,872	(2,317)
Adjustments
Fair value adjustment to acquired inventory	18,643	33,932	—	—	—	—	—	—
Share-based compensation	8,357	5,917	5,264	4,120	897	1,090	1,258	1,380
Exchange listing costs	—	151	326	574	—	—	—	—
Acquisition, restructuring and other	3,548	37,960	6,691	10,118	2,854	940	4,093	8,314
Depreciation	430	372	33	30	42	29	26	12
Amortization of intangible assets	46,595	41,630	14,260	14,885	5,035	9,130	410	410
Change in fair value of purchase consideration	3,357	(1,343)	287	984	633	580	579	983
Foreign exchange losses (gains)	(2,009)	(6,233)	5,445	7,802	(2,958)	(242)	73	—
Interest accretion	7,571	9,802	16,251	2,541	5,815	—
Tax adjustments (2)	(11,595)	(28,877)	(1,885)	(39)	460	6,998	(48)	(66)
Adjusted net income, continuing operations	70,096	61,856	48,168	37,763	16,564	20,845	17,263	8,716
Adjusted EPS diluted, continuing operations	1.35	1.24	1.37	1.11	0.54	0.68	0.57	0.31
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) Weighted average number of fully diluted share calculation for the fourth quarter of 2015 includes 8,000,000 common shares of Concordia issued on September 30, 2015, pursuant to a prospectus offering and in connection with the AMCo Acquisition. Net income from AMCo has been included since the date of acquisition on October 21, 2015. The impact to adjusted EPS if the offering had occurred on October 21, 2015, the AMCo Closing Date, would be an additional $0.05 cents per common share for the fourth quarter of 2015.
(2) The Company has included in tax adjustments: (i) the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations; and (ii) income taxes for the period resulting from the items above. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income.
Critical Accounting Estimates
In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.
Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; determining the fair value of share-based payments and the income tax expense and the ability to realize deferred income tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the

Concordia Management Discussion and Analysis	Page 18

Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
Chargebacks
The provision for chargebacks is an estimate used in the recognition of revenue. The Concordia North America segment sells mainly in the United States whereby these sales are directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when actual chargebacks differ from estimated provision amounts.
Returns
The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns by using historical experience and other factors, in order to determine Management’s best estimate of potential future returns. Concordia continually monitors provisions for returns and makes adjustments when actual product returns differ from established reserves.
Rebates
The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
Other Price Adjustments
The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.
Share-based compensation
IFRS 2 requires that each installment of options and RSUs be treated as a separate grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation for options is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Share based compensation for RSUs is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on changes in Management’s estimate of the number of RSUs that are expected to vest and changes in the market value of Concordia’s common shares. The Company has also issued certain Performance Based RSUs subject to market based and Company specific performance vesting conditions. Concordia uses the Black-Scholes option pricing model to price its options and uses Monte Carlo option pricing models to price its Performance Based RSUs in computing share based compensation, which requires certain assumptions on variables including, but not limited to, the stock price volatility rate for a publicly held corporation and estimates of future earnings. The selection of different option pricing models and different assumptions of volatility and future earnings could produce different values for share based compensation, which could impact results.
Impairment of non-financial assets
The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.
Income taxes

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The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes, which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgements based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.
The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
Acquisition-Related Purchase Consideration
Certain acquisitions completed by Concordia, or its subsidiaries, include purchase consideration that may be paid based on the occurrence of certain future events, such as sales performance and the achievement of certain future developments, regulatory and sales milestones.
Acquisition-related purchase consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related purchase consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.
Current and Future Accounting Pronouncements
The Company’s accounting policies are consistent with those disclosed in note 2 to the December 31, 2015 consolidated financial statements.
Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi in May 2013 at certain prescribed rates. These royalties are payable on a quarterly basis.
Litigation and Arbitration
In the normal course of business the Company may be the subject of litigation claims. The following are items either resolved or outstanding impacting the Company:
On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition of the Covis Portfolio under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. On October 23, 2015, the Company received an invoice from this former financial advisor for approximately $26 million, with respect to the Company’s acquisition of AMCo on October 21, 2015. On November 2, 2015, the financial advisor amended its statement of claim, claiming that it is entitled to the invoiced amount in respect of the Company’s acquisition of AMCo. The Company disputes that these amounts are owing and intends to vigorously defend this matter.
Contractual obligations
The Company enters into contractual obligations in the normal course of business. There have been no significant changes to the specified contractual obligations during the first quarter of 2016. Details of the contractual obligations are further disclosed in the notes to the December 31, 2015 consolidated financial statements.
The Company has not engaged in any off-balance sheet financing transactions.

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Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at March 31, 2016 and May 12, 2016, the Company had, respectively, 51,015,872 and 51,016,543 common shares issued and outstanding. As at March 31, 2016 and May 12, 2016, there were, respectively, 2,460,235 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.
As at March 31, 2016 and May 12, 2016, the Company had, respectively, 1,662,921 and 1,667,498 unvested RSUs outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.
Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant interim filings have been disclosed by the Company.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in a control system, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”), which is a process designed by, or designed under the supervision of the CEO and CFO, and effected by the Board, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted at March 31, 2016. Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting were effective as at March 31, 2016.
Given Management is in the process of evaluating controls associated with business combinations, in accordance with Section 3.3(1) of NI 52-109, Management has limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of AMCo, the Company’s Concordia International segment, acquired through a business combination on October 21, 2015. Financial information related to AMCo has been presented in the MD&A under the Concordia International segment. Additional information related to AMCo as at March 31, 2016 includes: current assets of $259,712, non-current assets of $3,047,316, current liabilities of $363,040 and non-current liabilities of $314,473.
Except for changes relating to the continuing integration of AMCo, the Company’s Concordia International segment, as discussed above, there have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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